UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the first half of the fiscal year 2024 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the first half of the fiscal year 2024 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment or other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2024 and 2023

(Unit : in billions of Korean Won)	2024 Apr.-Jun.	2023 Apr.-Jun.	Change	2024 Jan.-Jun.	2023 Jan.-Jun.	Change
Operating revenues	20,474	19,622	852	43,766	41,217	2,549
Operating income (loss)	1,250	-2,272	3,522	2,550	-8,450	11,000
Income (Loss) before income tax	349	-2,955	3,304	1,087	-9,810	10,897
Net income (loss)	114	-1,904	2,018	710	-6,816	7,526
Net income (loss) attributable to owners of the company	65	-1,903	1,968	627	-6,849	7,476

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2024 and 2023

(Unit : in billions of Korean Won)	2024 Apr.-Jun.	2023 Apr.-Jun.	Change	2024 Jan.-Jun.	2023 Jan.-Jun.	Change
Operating revenues	20,212	19,090	1,122	42,994	40,000	2,994
Operating income (loss)	-93	-879	786	1,169	-7,226	8,395
Income (Loss) before income tax	-641	-1,522	881	102	-8,231	8,333
Net income (loss)	-456	-1,143	687	137	-6,075	6,212

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name: Park, WooGun
Title: Vice President

Date: August 8, 2024